(Translation)

To Whom It May Concern:

                                                                   June 23, 2005
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

       Notice Concerning Granting Stock Option (Stock Acquisition Rights)

At its meeting held on June 23, 2005, the Board of Directors of Toyota Motor Corporation ("TMC") determined the details of the terms and conditions of issuance of rights to subscribe for or purchase shares of TMC ("Stock Acquisition Rights") for the purpose of granting stock option, pursuant to
Article 280-20 and Article 280-21 of the Commercial Code, which was approved at its 101st Ordinary General Shareholders' Meeting and we hereby inform you as follows.

The amount to be paid upon the exercise of Stock Acquisition Rights and other undetermined matters are to be determined on the date on which the Stock Acquisition Rights are to be issued (scheduled to be August 1, 2005).

1.   Date of Issuance of Stock Acquisition Rights

     Scheduled to be issued on August 1, 2005

2.   Total Number of Stock Acquisition Rights to be Issued

     21,040 (the number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100)

3.   Issue Price of Stock Acquisition Rights

     No consideration will be paid at the time of issuance of the Stock Acquisition Rights.

4. Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

     2,104,000 shares of common stock of TMC

5.   Amount to be Paid upon the Exercise of Stock Acquisition Rights

     The amount to be paid per share issued or transferred upon exercise of each Stock Acquisition Right shall be obtained by multiplying the closing price of TMC's common stock in regular trading on the Tokyo Stock Exchange on the issue date of the Stock Acquisition Rights (if there is no transaction made on that day, then the closing price of the latest date prior to the issue date of the Stock Acquisition Rights on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.



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

6. Aggregate Amount of Issue Price of the Shares to be Issued upon the Exercise of the Stock Acquisition Rights

     Undetermined.

7.   Exercise Period of the Stock Acquisition Rights

     From August 1, 2007 to July 31, 2011

8.   Conditions of Exercise of Stock Acquisition Rights

     (i)   No Stock Acquisition Right may be partially exercised.

     (ii) The grantees of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholders' Meeting to be held for the last fiscal year ending within two (2) years after the closing of the 101st Ordinary General Shareholders' Meeting of TMC, be a Director, Managing Officer, an employee or in other similar position of TMC or its affiliate to which he/she belongs at the time such right is granted.

     (iii) Stock Acquisition Rights may not be inherited.

     (iv) Other exercise conditions shall be provided for in the contracts to be executed between TMC and the grantees of the Stock Acquisition Rights pursuant to the resolution of the 101st Ordinary General Shareholders' Meeting and the resolution of the meeting of the Board of Directors.

9.   Events and Conditions of Cancellation of Stock Acquisition Rights

     (i) Stock Acquisition Rights may be cancelled without consideration upon approval by a General Shareholders' Meeting of an agendum on a merger agreement in which TMC is a company to be dissolved, or an agendum on a share exchange agreement or a share transfer in or by which TMC will become a wholly-owned subsidiary of another company.

     (ii) TMC may cancel the Stock Acquisition Rights without consideration if a grantee of the Stock Acquisition Rights becomes no longer qualified to exercise such rights pursuant to the provision provided for in 8 above.

10.  Restriction on Transfer of Stock Acquisition Rights

     Transfer of Stock Acquisition Rights shall be subject to the approval of the Board of Directors.

11.  Restriction on Issuance of Certificates for Stock Acquisition Rights

     TMC will issue certificates for Stock Acquisition Rights only upon request of the grantee of the Stock Acquisition Rights.



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

12.  Portion of Issue Price of the New Share Not to be Transferred to Capital

     The portion of the issue price of new shares not transferred to capital shall be 50% of the issue price and any fraction less than one (1) yen arising from such calculation shall be disregarded.

13.  Distribution Method of Profit and Interest upon the Issuance of New Shares

     The first distribution of dividend or interim dividend on TMC's common stock issued upon the exercise of the Stock Acquisition Rights shall be made as if such new shares were issued at the beginning of the dividend calculation period during which a payment is made upon the exercise of the Stock Acquisition Rights.

     (Note) Items 12 and 13 shall be applied only upon the issuance of new shares, and shall not be applied when treasury shares are transferred in lieu of the issuance of new shares.

14. Assumption of Obligation Pertaining to Stock Acquisition Rights upon Share Exchange or Share Transfer

     (i) When TMC becomes a wholly owned subsidiary of another company through share exchange or share transfer, TMC will cause to have the company which becomes the parent company through share exchange or transfer assume the obligations of TMC pertaining to the Stock Acquisition Rights.

     (ii) The number of shares of the company which becomes the parent company to be issued or transferred upon the exercise of Stock Acquisition Rights after the assumption of obligations shall be adjusted according to the exchange ratio or the transfer ratio, and any fraction less than one (1) yen arising from such adjustment shall be disregarded.

     (iii) Type of shares of the company which becomes the parent company to be issued or transferred upon exercise of Stock Acquisition Rights after the assumption of obligations and matters concerning such Stock Acquisition Rights (including the amount to be paid upon exercise of a Stock Acquisition Right, exercise period of the Stock Acquisition Rights, conditions of exercise of the Stock Acquisition Rights, events and conditions of cancellation of Stock Acquisition Rights and restriction on transfer of Stock Acquisition Rights) shall be arranged to the extent necessary and reasonable pursuant to the conditions of issuance of Stock Acquisition Rights.



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

15. Number of Stock Acquisition Rights to be Granted and Number of Grantees Thereof

--------------------------------- ------------------------------- ----------------------------
  Number of Grantees (persons)      Number of Stock Acquisition      Total Number of Stock
                                      Rights to be Granted per      Acquisition Rights to be
                                              Grantee                        Granted
--------------------------------- ------------------------------- ----------------------------
Directors/Managing                           100 - 200                        9,850
Officers/Executive
Advisory Engineers (79)
--------------------------------- ------------------------------- ----------------------------
Employees (473)                                  20                           9,460
--------------------------------- ------------------------------- ----------------------------
Executives of overseas                          20-50                         1,730
affiliated companies (70)
--------------------------------- ------------------------------- ----------------------------
Total (622)                                       -                          21,040
--------------------------------- ------------------------------- ----------------------------

[Reference]

    (1) Date on which the Board of Directors resolved to propose the issue of Stock Acquisition Rights to the Ordinary General Shareholders' Meeting

         May 10, 2005

    (2) Date on which the issue of Stock Acquisition Rights was adopted by the Ordinary General Shareholders' Meeting

         June 23, 2005

                                     #  #  #


    Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                    (0565) 23-1520~4 (Head Office)
                                    (052) 952-3461~3 (Nagoya)



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